Exhibit E - Question 1
----------------------

E.ON will provide the following information: The amount of any tax credit or loss carryover generated during the preceding taxable year by EUSIC: (a) as a result of interest expense on indebtedness incurred in connection with the acquisition of LG&E Energy, or (b) as the result of any other item of cost or expense

     The filing date for the consolidated 2003 US income tax return was extended until September 15, 2004. E.ON US Investments Corp ("EUSIC") claimed $145,019,755 in acquisition debt related interest expense on the 2003 consolidated US income tax return. 2003 US tax credits applicable to the acquisition debt (net of state income tax benefit) equal $46,852,540.

     The Company had a net operating loss for the December 31, 2003 income tax period of $195,645,827. The amount allocable to EUSIC was $57,067,340.

     Other deductions of $1,441,952 were claimed on the 2003 return related to amortization of start-up costs in connection with the 2000 Powergen acquisition. These costs are currently under audit by the Internal Revenue Service and reallocation of any tax benefits realized from these costs will be made upon completion of the audit.

     State income tax credits applicable to the 2003 acquisition debt related interest expense are estimated to be $11,964,130. The Company had a net operating loss for December 31, 2003 income tax period of $92,757,689. The amount allocable to EUSIC was $27,576,597.


Exhibit E - Question 2
----------------------

E.ON will provide the following information: A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of EUSIC's interest costs and any assumptions used in the calculation

     The income tax credit and/or income tax liability was calculated as if each member had filed a separate income tax return, giving credit for losses that reduced the group's taxable income. At the 35% statutory federal income tax rate, EUSIC's net taxable loss of $137,520,725 produced US income tax credits of $48,132,254. These credits are reduced by an income tax liability of $19,973,569 related to $57,067,340 of NOL allocated to EUSIC, resulting in net settlements of $28,158,685. The US federal tax settlement is as follows:

     April 15, 2003 settlement                                    $  3,124,642
     June 15, 2003 settlement                                     $  2,984,276
     September 15, 2003 settlement                                $  2,945,904
     December 15, 2003 settlement                                 $    605,969
     March 15, 2004 (extension settlement for 2003)               $ 16,178,641
     September 15, 2004 settlement (final 2003 settlement)        $  2,319,253
                                                                  ------------
     Total 2003 settlements allocated to EUSIC                    $ 28,158,685
                                                                  ------------


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     The KY income tax credit is also calculated as if each member had filed a separate income tax return, giving credit for losses that reduced the group's state taxable income. At the 8.25% statutory KY income tax rate, EUSIC's net KY taxable loss of $115,827,869 produced a KY income tax credit of $9,555,799. The KY credit is reduced by an income tax liability of $2,275,069 related to $27,576,597 of NOL allocated to EUSIC, resulting in net settlements of $7,280,730.

     The KY settlement is as follows:

     June 15, 2003 settlement                                     $  1,239,305
     September 15, 2003 settlement                                $  1,218,017
     December 15, 2003 settlement                                 $  2,976,027
     April 15, 2004 (extension settlement for 2004)               $  3,260,368
     October 15, 2004 settlement (final 2003 settlement)          $ (1,412,987)
                                                                  ------------
     Total 2003 settlements allocated to EUSIC                    $  7,280,730
                                                                  ------------


Exhibit E - Question 3
----------------------

     E.ON will provide the following information: A description of how any funding is effected through all Intermediate Companies.

     E.ON's financing policy is to fund substantially all subsidiaries' funding needs with inter-company loans from E.ON AG, or E.ON AG guaranteed finance subsidiaries. There are limited exceptions to this rule, for example where local funding in the subsidiary would give economic benefits (e.g. tax exempt funding in the LG&E group utilities).

     For LG&E, this financing policy can be implemented in two ways. First, E.ON can lend directly via inter-company loans to companies in the LG&E group. Secondly, E.ON can lend into one of the two money pools (the utility money pool or the non-utility money pool) as permitted under the order. In addition to this, LG&E also maintains several bilateral bank lines, in case it has liquidity needs that cannot be provided at short notice by E.ON.

     In 2004, E.ON implemented its financing policy, principally by lending directly to LG&E Energy LLC. LG&E Energy LLC has then on-loaned proceeds through the non-utility money pool to meet the requirements of LG&E Capital Corp., or through the utility money pool to meet the requirements of LG&E or Kentucky Utilities. E.ON has also loaned directly to LG&E and Kentucky Utilities, on both a secured and unsecured basis.

     The funds from E.ON have been loaned through one of its two finance subsidiaries in North America, E.ON North America and Fidelia Corporation. At 31 December 2004, the amounts loaned in this way were as follows: E.ON North America 115 million USD and Fidelia Corporation 1,033 million USD.

     In addition to loans from E.ON, during 2004 LG&E also raised new tax exempt funding and refinanced existing tax exempt funding: For details see items 3 and 4.


Exhibit E - Question 4
----------------------

E.ON will provide the following information: A description of the amount and character of any payments made by each Intermediate Company to any other E.ON Group Company during the reporting period. The response to question 4 is submitted under a request for confidential treatment.

Exhibit E - Question 5
----------------------

E.ON will provide the following information: A statement that the allocation of tax credits and liabilities was conducted in accordance with the tax allocation agreement in effect and as filed as an exhibit to the Form U5S.

The allocation of tax credits and liabilities is being conducted in accordance with the tax allocation agreement in effect and filed as an exhibit to the Form U5S. As noted above, the process will not be finally completed until submission of the 2004 Tax Returns due later in the year.